HAPPINESS DEVELOPMENT GROUP LIMITED

250 Park Avenue, 7th Floor

New York, NY 10177

VOTE BY INTERNET - www.proxyvote.com

Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m. Eastern Time March 23, 2025. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS

If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY PHONE - 1-800-690-6903

Use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m. Eastern Time March 23, 2025v. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL

Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

<XXXXX>1-X#####

KEEP THIS PORTION FOR YOUR RECORDS

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

DETACH AND RETURN THIS PORTION ONLY

PARANOVUS ENTERTAINMENT TECHNOLOGY LIMITED

The Board of Directors recommends you vote FOR the following:

	For	Against	Abstain
1. to approve the proposed acquisition ("**Proposed Transaction**") of 51% equity intertest in Bomie Wookoo Inc (such proposal, the "**Acquisition Proposal**" or "**Proposal No. 1**");		▢	▢
2. to approve the adjournment of the meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if the Company is unable to consummate the Proposed Transaction due to not obtaining the shareholder approval (the "**Adjournment Proposal**" or "**Proposal No. 2**").		▢	▢

NOTE: To transact any other business as may properly come before the meeting.

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX] Date Signature (Joint Owners) Date

Important Notice Regarding the Availability of Proxy Materials for the Extraordinary General Meeting:
The Notice and Proxy Statement at https://www.sec.gov/edgar/browse/?CIK=1751876&owner=exclude

Class A & Class B Proxy CARD

PARANOVUS ENTERTAINMENT TECHNOLOGY LIMITED

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
March 24, 2025

The shareholder(s) hereby appoint(s) Xiaoyue Zhang and Ling Guo, or either of them, as proxies, each with the power to appoint his substitute, and hereby authorizes them to represent and to vote, as designated on the reverse side of this ballot, all of the ordinary shares of Paranovus Entertainment Technology Limited that the shareholder(s) is/are entitled to vote at the Extraordinary General Meeting of the Shareholders to be held at 10:00 a.m., Eastern Standard Time on Monday March 24, 2025, at 250 Park Avenue, 7th Floor, New York, NY 10177, and any adjournment or postponement thereof.

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED AS DIRECTED BY THE SHAREHOLDER(S). IF NO SUCH DIRECTIONS ARE MADE, THIS PROXY WILL BE VOTED IN ACCORDANCE WITH THE BOARD OF DIRECTORS' RECOMMENDATIONS.

PLEASE MARK, SIGN, DATE AND RETURN THIS PROXY CARD PROMPTLY USING THE ENCLOSED REPLY ENVELOPE

CONTINUED AND TO BE SIGNED ON REVERSE SIDE